UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

May 23, 2007
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events.

Under "Legal Proceedings" in its Form 10-K for the fiscal year ended February 3, 2007, Stage Stores, Inc. (the "Company") stated that on August 21, 2006 the Company received a letter from the staff of the SEC's Division of Enforcement (the "Staff") indicating that it was conducting a non-public inquiry concerning the Company's internal review of its historical inventory accounting practices referenced in its August 16, 2006 press release.

On May 23, 2007, the Company received a letter from the Staff stating that this investigation has been completed and that it does not intend to recommend any enforcement action by the SEC at this time. This action by the Staff does not imply any approval by the SEC of the Company's inventory accounting practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

May 29, 2007   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                                 Executive Vice President and
                                                 Chief Financial Officer